SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: October 2015

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Result of AGM dated 15 July 2015
Enclosure 2	Total Voting Rights dated 31 July 2015
Enclosure 3	Director/PDMR Shareholding dated 03 August 2015
Enclosure 4	Director/PDMR Shareholding dated 03 August 2015
Enclosure 5	Director/PDMR Shareholding dated 04 August 2015
Enclosure 6	Director/PDMR Shareholding dated 07 August 2015
Enclosure 7	Mike Inglis to Join BT Board dated 17 August 2015
Enclosure 8	Total Voting Rights dated 28 August 2015
Enclosure 9	Director/PDMR Shareholding dated 08 September 2015
Enclosure 10	Director/PDMR Shareholding dated 09 September 2015
Enclosure 11	Director/PDMR Shareholding dated 10 September 2015
Enclosure 12	Director/PDMR Shareholding dated 16 September 2015
Enclosure 13	Delivering our vision for Britain's digital future dated 22 September 2015
Enclosure 14	Total Voting Rights dated 30 September 2015

Enclosure 1

BT Group plc
Annual General Meeting 15 July 2015
Summary of votes cast

Annual General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2015 be received.	5,280,749,776	99.97	1,634,843	0.03	10,179,510
Resolution 2 That the directors' annual remuneration report for the year ended 31 March 2015, be received and approved.	5,144,960,474	98.60	72,885,498	1.40	74,716,964
Resolution 3 That the final dividend of 8.5 pence per share recommended by the directors be declared to be payable on 7 September 2015 to holders of ordinary shares registered at the close of business on 14 August 2015.	5,277,267,093	99.99	726,525	0.01	14,595,116
Resolution 4 That Sir Michael Rake be re-elected as a director.	5,249,412,403	99.40	31,947,404	0.60	11,216,843
Resolution 5 That Gavin Patterson be re-elected as a director.	5,276,602,694	99.91	4,799,992	0.09	11,179,612
Resolution 6 That Tony Chanmugam be re-elected as a director.	5,262,729,111	99.66	17,874,069	0.34	11,967,230
Resolution 7 That Tony Ball be re-elected as a director.	5,263,579,636	99.67	17,570,081	0.33	11,415,191
Resolution 8 That Iain Conn be re-elected as a director.	5,255,831,830	99.52	25,140,288	0.48	11,581,440
Resolution 9 That Phil Hodkinson be re-elected as a director.	5,273,305,365	99.85	7,665,932	0.15	11,591,928
Resolution 10 That Karen Richardson be re-elected as a director.	5,250,363,853	99.42	30,798,981	0.58	11,397,119
Resolution 11 That Nick Rose be re-elected as a director.	5,243,600,171	99.29	37,524,954	0.71	11,443,153
Resolution 12 That Jasmine Whitbread be re-elected as a director.	5,255,528,442	99.52	25,578,060	0.48	11,457,168
Resolution 13 That Isabel Hudson be elected as a director.	5,274,883,127	99.89	5,875,090	0.11	11,799,793
Resolution 14 That PricewaterhouseCoopers LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.	4,985,587,185	96.16	199,315,173	3.84	107,666,473
Resolution 15 That the directors be authorised to decide the auditors' remuneration.	5,088,829,535	98.16	95,333,407	1.84	108,408,183
Special Business
Resolution 16 That the directors are authorised generally and without conditions under Section 551 of the Companies Act 2006 ('2006 Act') to allot relevant securities.	4,969,667,182	94.32	299,344,382	5.68	23,561,611
Resolution 17 That subject to the passing of Resolution 16, the directors have power to allot equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	5,236,919,315	99.66	17,669,542	0.34	37,982,250
Resolution 18 That the Company has general and unconditional authority to make market purchases as defined in section 693(4) of the Companies Act 2006 of shares of 5p each in the Company.	5,266,577,795	99.76	12,731,202	0.24	13,255,374
Resolution 19 That the Company adopts new articles of association	5,260,930,164	99.69	16,595,167	0.31	15,027,523
Resolution 20 That the Company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	4,830,433,708	91.52	447,838,380	8.48	14,303,766
Resolution 21 That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political organisations.	5,154,135,565	97.71	120,659,683	2.29	17,760,609

In accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available to view on the National Storage Mechanism website at www.hemscott.com/nsm.do

The total number of shares in issue as at 6pm on 13 July 2015, excluding shares held in treasury was 8,338,168,772. 63.47% of the voting capital was instructed.

Enclosure 2

Friday 31 July 2015

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 July 2015 its capital consisted of 8,373,227,252 ordinary shares with voting rights. On that date, BT Group plc held 35,005,426 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,338,221,826.

The above figure (8,338,221,826) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

ALISON WILCOX
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

BT GROUP PLC

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP RETENTION SHARE PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP RETENTION SHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 170,569
SHARES GRANTED UNDER THE RETENTION SHARE PLAN - 166,305

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.69

14. Date and place of transaction

31 JULY 2015, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

ALISON WILCOX

BT GROUP INCENTIVE SHARE PLAN: 170,569 SHARES
BT GROUP RETENTION SHARE PLAN: 166,305 SHARES

16. Date issuer informed of transactions

3 AUGUST 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

3 AUGUST 2015

END

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GAVIN PATTERSON

TONY CHANMUGAM

LUIS ALVAREZ

JOHN PETTER

CLIVE SELLEY

NIGEL STAGG

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 249,357

TONY CHANMUGAM

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 246,017

LUIS ALVAREZ

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 72,510

JOHN PETTER

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 83,529

CLIVE SELLEY

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 93,355

NIGEL STAGG

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 86,654

GRAHAM SUTHERLAND

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 83,925

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

GAVIN PATTERSON

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 117,433

TONY CHANMUGAM

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 115,860

ADDITIONAL SHARES SOLD - 130,157

LUIS ALVAREZ

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 29,739

ADDITIONAL SHARES SOLD - 42,771

JOHN PETTER

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 39,338

ADDITIONAL SHRES SOLD - 42,367

CLIVE SELLEY

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 43,965

ADDITIONAL SHARES SOLD - 49,390

NIGEL STAGG

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 40,809

ADDITIONAL SHARES SOLD - 45,845

GRAHAM SUTHERLAND

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 39,524

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£464.78 pence

14. Date and place of transaction

31 JULY 2015, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 2,448,438 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:    365,200 SHARES
BT GROUP INCENTIVE SHARE PLAN:    2,655,328 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,642 SHARES.

TONY CHANMUGAM

PERSONAL HOLDING: 545,268 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:       328,158 SHARES
BT GROUP INCENTIVE SHARE PLAN:      1,233,801 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 431,823 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      121,461 SHARES
BT GROUP INCENTIVE SHARE PLAN:      601,568 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

JOHN PETTER

PERSONAL HOLDING: 124,569 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      143,976 SHARES
BT GROUP INCENTIVE SHARE PLAN:      524,663 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,689 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 321,348 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:     130,093 SHARES
BT GROUP INCENTIVE SHARE PLAN:     604,683 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,055 SHARES

NIGEL STAGG

PERSONAL HOLDING: 387,396 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:     154,770 SHARES
BT GROUP INCENTIVE SHARE PLAN:     487,881 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 155,903 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:    137,447 SHARES
BT GROUP INCENTIVE SHARE PLAN:   513,077 SHARES

16. Date issuer informed of transactions

3 AUGUST 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

3 AUGUST 2015

END

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE

CLIVE SELLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME.

9. Number of shares, debentures or financial instruments relating to shares acquired

SIR MICHAEL RAKE

OPTION EXERCISED UNDER THE BT GROUP EMPLOYEE SAVESHARE SCHEME - 1,485 SHARES

CLIVE SELLEY

OPTION EXERCISED UNDER THE BT GROUP EMPLOYEE SAVESHARE SCHEME AND SHARES TRANSFER TO SPOUSE - 1,485 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

104 PENCE

14. Date and place of transaction

3 AUGUST 2015, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING: 132,723 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 5,172 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 322,833 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 130,093 SHARES
BT GROUP INCENTIVE SHARE PLAN: 604,683 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,570 SHARES

16. Date issuer informed of transactions

3 AUGUST 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANDEW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

4 AUGUST 2015

END

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

JOHN PETTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME.

9. Number of shares, debentures or financial instruments relating to shares acquired

JOHN PETTER

OPTION EXERCISED UNDER THE BT GROUP EMPLOYEE SAVESHARE SCHEME - 3,809 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

467.06 PENCE

14. Date and place of transaction

7 AUGUST 2015, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

JOHN PETTER
PERSONAL HOLDING: 124,569 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 1,880 SHARES.

16. Date issuer informed of transactions

7 AUGUST 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANDEW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

7 AUGUST 2015

END

Enclosure 7

17 August 2015
MIKE INGLIS TO JOIN BT BOARD

Mike Inglis is to join the BT Board as a non-executive director and a member of the BT Technology Committee, which was set up in early 2015 to agree the development and implementation of BT's major technology innovation strategies.  His appointment takes effect from 1 September 2015.

Mike is currently a non-executive director and chairman designate of Ilika, an AIM listed materials technology business.  He is also non-executive director of Pace plc and an independent director at US-based Advanced Micro Devices.  Until March 2013, Mike was on the board of ARM Holdings having joined the company in 2002 and held roles including chief commercial officer, EVP and general manager of the processor division and EVP sales and marketing.  Prior to joining ARM, Mike worked in management consultancy with AT Kearney and held a number of senior operational and marketing positions at Motorola.

Mike also held roles with Texas Instruments, Fairchild and BIS Macintosh and gained his initial industrial experience with GEC Telecommunications. He is a Chartered Engineer and a Member of the Chartered Institute of Marketing.

In welcoming the appointment, BT's Chairman, Sir Michael Rake, said: "I'm delighted to welcome Mike to BT.  He has a decade of board experience and brings with him in-depth experience of the technology industry. He  will be a great asset for BT and its Board."

Mike commented: "I'm looking forward to joining BT.  It's a really exciting time and I believe BT has an important role to play in the industry's continuing evolution."

Mike Inglis biography

Mike joined the Ilika Board as a non-executive director and chairman-designate in July 2015. Subject to approval at the Ilika AGM, Mike will become non-executive Chairman in September 2015.

Mike joined the Board of Advanced Micro Devices (AMD) in March 2014 and is a member of the audit, innovations and nominations committees.  AMD designs and integrates technology that powers millions of intelligent devices, including personal computers, tablets, game consoles and cloud servers.

Since 2008, Mike has been a non-executive director at Pace plc, a member of the audit and nominating committee and has chaired its remuneration committee since November 2014.

Having joined ARM in 2002, Mike joined the main Board three months later and was a key member of the leadership team during a decade of ARM success with his last year spent as chief commercial officer.  His other roles included EVP sales and marketing, EVP marketing and business development and most significantly EVP and general manager of the processor division from 2008 to 2012.

Mike is married, with two daughters, and was educated at Birmingham University.  Mike competed in the Clipper Round the World yacht race in 2013.

 Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT
BT's purpose is to use the power of communications to make a better world.  It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Enclosure 8

Friday 28 August 2015

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 August 2015 its capital consisted of 8,373,227,252 ordinary shares with voting rights. On that date, BT Group plc held 2,898,820 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,370,328,432.

The above figure (8,370,328,432) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GAVIN PATTERSON

TONY CHANMUGAM

LUIS ALVAREZ

JOHN PETTER

CLIVE SELLEY

NIGEL STAGG

GRAHAM SUTHERLAND

ALISON WILCOX

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON:   60,288 shares

TONY CHANMUGAM:   31,174 shares

LUIS ALVAREZ:      14,429 shares

JOHN PETTER:        13,342 shares

CLIVE SELLEY:       14,664 shares

NIGEL STAGG:        12,829 shares

GRAHAM SUTHERLAND:   12,981 shares

ALISON WILCOX:   6,723 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

425.85 pence

14. Date and place of transaction

8 September 2015, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 2,448,438 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:         372,489 SHARES
BT GROUP INCENTIVE SHARE PLAN:   2,708,327 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

TONY CHANMUGAM
PERSONAL HOLDING: 545,268 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:         334,706 SHARES
BT GROUP INCENTIVE SHARE PLAN:      1,258,427 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 431,823 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      123,884 SHARES
BT GROUP INCENTIVE SHARE PLAN:      613,574 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

JOHN PETTER

PERSONAL HOLDING: 124,569 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:   146,848 SHARES
BT GROUP INCENTIVE SHARE PLAN:      535,133 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 1,880 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 322,833 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      132,689 SHARES
BT GROUP INCENTIVE SHARE PLAN:      616,751 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,570 SHARES

NIGEL STAGG

PERSONAL HOLDING: 387,396 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      158,062 SHARES
BT GROUP INCENTIVE SHARE PLAN:      497,618 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 155,903 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      140,189 SHARES
BT GROUP INCENTIVE SHARE PLAN:      523,316 SHARES

ALISON WILCOX

BT GROUP INCENTIVE SHARE PLAN:      173,973 SHARES
BT GROUP RETENTION SHARE PLAN:     169,624 SHARES

16. Date issuer informed of transaction

8 SEPTEMBER 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

8 SEPTEMBER 2015

END

Enclosure 10
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE
GAVIN PATTERSON
GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF EQUINITI SHARE PLAN TRUSTEES LIMITED

SIR MICHAEL RAKE - 158 SHARES
GAVIN PATTERSON - 225 SHARES
GRAHAM SUTHERLAND - 21 SHARES

 10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

425.95 pence

14. Date and place of transaction

8 SEPTEMBER 2015 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE

PERSONAL HOLDING: 132,881 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME:  OPTIONs OVER 5,172 SHARES.

GAVIN PATTERSON

PERSONAL HOLDING: 2,448,663 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:         372,489 SHARES
BT GROUP INCENTIVE SHARE PLAN:   2,708,327 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 155,924 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      140,189 SHARES
BT GROUP INCENTIVE SHARE PLAN:      523,316 SHARES

16. Date issuer informed of transaction

8 SEPTEMBER 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANDREW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

9 SEPTEMBER 2015

END

Enclosure 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

ISABEL HUDSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF ORDINARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TD Direct Investing Nominees Europe Ltd

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

2,273 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

4.370 PENCE PER SHARE

14. Date and place of transaction

9 SEPTEMBER 2015

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,552 ORDINARY SHARES

16. Date issuer informed of transaction

9 SEPTEMBER 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

10 SEPTEMBER 2015

END

Enclosure 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

LUIS ALVAREZ

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

LUIS ALVAREZ

NIGEL STAGG

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

LUIS ALVAREZ - 8,291 SHARES

NIGEL STAGG - 5,324 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

428.17 pence

14. Date and place of transaction

8 SEPTEMBER 2015 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LUIS ALVAREZ

PERSONAL HOLDING: 440,114 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 123,884 SHARES

BT GROUP INCENTIVE SHARE PLAN: 613,574 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

NIGEL STAGG

PERSONAL HOLDING: 392,720 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 158,062 SHARES

BT GROUP INCENTIVE SHARE PLAN: 497,618 SHARES

16. Date issuer informed of transaction

15 SEPTEMBER 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

16 SEPTEMBER 2015

END

Enclosure 13

September 22, 2015

BT CEO DELIVERS VISION FOR BRITAIN'S DIGITAL FUTURE
• Aim for a new universal minimum broadband speed of 5-10 Megabits per second (Mbps) for every home and business, subject to regulatory support

• Vast majority to get well ahead of minimum speeds - plan to extend fibre broadband coverage beyond government's 95% of premises target

• From superfast to ultrafast: 10m premises to receive ultrafast broadband with speeds of 300-500Mbps by end of 2020. 1Gbps service also to be provided

• "Never say no" - BT to build on its record of co-funding 90 community broadband schemes

• Openreach to increase on-time customer installations beyond Ofcom regulated levels in new Charter

• New "View My Engineer" service from Openreach aims to improve customer experience by giving text progress updates and engineer's mobile phone number

• New report values BT pledges as worth £20 - £30bn contribution to UK economy

BT Chief Executive Gavin Patterson today unveiled the company's ambition to deliver Britain's digital future, cementing the nation's future prosperity as the G20's leading digital economy.
Ninety per cent of UK premises can already access fibre broadband, putting the UK top of the EU's largest countries, according to Ofcom.
Speaking at BT's Delivering Britain's Digital Future conference in London, Patterson announced pledges designed to go further and:
• tackle slow speeds in hard-to-reach parts of the country;

• achieve a step-change in speeds overall, with ultrafast rollout starting next year;

• improve customer service, through a number of commitments unveiled by Openreach.

Patterson said: "For the past five years, the UK has been the largest digital economy in the G20, by percentage of GDP. We think the UK has an even brighter future ahead if we make the right decisions today. We want to forge an ultrafast future for Britain and stand ready to help government deliver the broadband speeds necessary for every property to enjoy modern day internet services, such as high definition TV streaming and cloud computing. To achieve this, we need a collaborative effort across industry and government."

Universal Minimum Speed
Patterson committed BT to supporting government in delivering a new universal minimum broadband speed of 5-10Mbps, enough for everyone in the UK to enjoy popular internet services like high definition video.
Patterson emphasised the need for a supportive regulatory and government policy environment to bring about a commercially viable investment. He also cited new technologies developed at BT's Adastral Park research laboratories, which should help boost slow speeds for many hard-to-reach premises. Industry-leading research there includes tests on promising new technologies such as "wireless to the cabinet" and "long reach VDSL", to help bring higher speed broadband to hard-to-reach communities.
Patterson also pledged the company would introduce a satellite broadband service for some of the UK's more remote premises by the end of the year.

Extend fibre broadband beyond UK's current plans for 95% of premises
Patterson announced BT's desire to go "further and faster" on fibre broadband.
He made clear BT would "never say no" to providing faster broadband to communities, promising the company would instead explore innovative funding and technical solutions. He said 90 communities were already benefitting from this approach.
The BT chief executive said the UK would go beyond government's current 95% target for fibre availability, thanks to "success dividend" clauses in contracts covering rollout co-funded by BT, Whitehall and local councils.
The clauses mean BT has to reinvest or return money if take-up exceeds certain levels in areas where public funds have been used. A sum of £130m is already being released and is potentially available to get the UK towards having fibre available at 96% of premises. A greater proportion of premises will have access to fibre broadband than can access mains gas.
He also announced plans to supply fibre broadband for all new housing developments, either through BT's own efforts or in cooperation with developers.

From Superfast to Ultrafast speeds, reaching 10m premises by end of 2020
Patterson stressed the potential benefit to homes and smaller businesses from ultrafast broadband technology. These services will sit beside "Ethernet" broadband services which already offer ultrafast speeds to larger businesses and organisations which can pay for bespoke dedicated lines.
Patterson went beyond his January statement on ultrafast broadband, to say BT's new services of 300-500Mbps would reach 10m homes and smaller businesses by the end of 2020, and the majority of premises within a decade. A 1Gbps service will be provided for those that want even faster speeds. The connections on offer would be a combination of Fibre-to-the-Premises technology, as well as new G.fast technology, which uses existing Fibre-to-the-Cabinet technology.

Delivering a step-change in customer service for all: new Openreach charter
Joe Garner, the Openreach chief executive, said there was more to do on service. He emphasised his organisation's progress on service, exceeding all 60 Ofcom service standards in 2014/15, as well as hiring 3,000 extra engineers, reducing installation waiting times, fixing faults faster and halving complaints. Garner made clear his ambition to exceed by 6% Ofcom's 2017 minimum standards for delivering new connections on-time.
He also cited "View My Engineer" as a key step forward. This is a new service which gives customers text progress updates plus their engineer's name and mobile number should they need to make contact.
He highlighted an issue which arises because customers often cannot deal direct with Openreach, but can only deal with their retail broadband provider. Garner declared he is open to having Openreach deal directly with end-customers, subject to consulting Ofcom and telecom providers.

New Report from KPMG values impact of BT programme at £20 - £30 Billion
At the conference, a new report was also unveiled by consultants KPMG, valuing the impact of BT's future commitments as worth £20 - £30 billion to the UK economy over the next decade.

-ends-

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT
BT's purpose is to use the power of communications to make a better world.  It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.
For more information, visit www.btplc.com.

Enclosure 14

Wednesday 30 September 2015

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 September 2015 its capital consisted of 8,373,227,252 ordinary shares with voting rights. On that date, BT Group plc held 1,345,769 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,371,881,483.

The above figure (8,371,881,483) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
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Dan Fitz, Company Secretary.

Date 05 October 2015